Exhibit 99.1

PENN WEST ANNOUNCES ITS RESULTS FOR THE SECOND QUARTER
ENDED JUNE 30, 2009

FOR IMMEDIATE RELEASE, August 12, 2009

PENN WEST ENERGY TRUST (TSX – PWT.UN; NYSE – PWE) is pleased to announce its results for the second quarter ended June 30, 2009

Operations

•
Second quarter production averaged 180,601 (1) boe per day and was weighted 58 percent to oil and natural gas liquids. This production level again exceeded our guidance of 180,000 boe per day before net dispositions or an average of approximately 177,000 boe per day after net dispositions that were completed in the first two quarters of 2009.

•	Crude oil and NGL production averaged 104,070 barrels per day and natural gas production averaged approximately 459 mmcf per day in the second quarter of 2009.
•
Development capital expenditures were $140 million in the second quarter of 2009 before $4 million of net asset dispositions, resulting in capital expenditures of $136 million prior to business combinations. In the quarter, we drilled a total of 12 net wells with a success rate of 100 percent.

Financial Results

•
Funds flow (2) of $430 million in the second quarter of 2009 was 43 percent lower than the $753 million realized in the second quarter of 2008. On a per-unit-basis (2) basic funds flow was $1.05 per unit in the second quarter of 2009 compared to $2.00 per unit in the second quarter of 2008.

•	Net loss of $41 million ($0.10 per unit-basic) in the second quarter of 2009 compared to net loss of $323 million ($0.86 per unit-basic) in the second quarter of 2008.
•	The netback (2) of $25.64 per boe in the second quarter of 2009 was 46 percent lower than the second quarter of 2008 due primarily to lower commodity prices.
•	Net debt (2) reduction, including working capital, was approximately $349 million (3) in the first half of 2009.

Business Environment

•
WTI averaged US$59.62 per barrel in the second quarter of 2009 compared to US$124.00 per barrel for the same period in 2008. The decline in the benchmark WTI oil price was primarily due to the recession, which decreased demand most notably for distillate products. Partially offsetting the year over year decline in oil price was a weakening Canadian dollar against the US dollar. WTI appreciated from an average of US$43.21 per barrel in the first quarter of 2009 to an average of $59.62 per barrel in the second quarter.

•
The AECO Monthly Index averaged $3.47 per GJ in the second quarter of 2009 compared to $8.86 per GJ for the same period in 2008. The decline in natural gas prices was the result of the lower industrial demand due to the economic downturn. Additionally, significant drilling activity prior to the recession, primarily in the U.S. targeting unconventional natural gas, contributed to high production levels relative to demand. The AECO Monthly Index declined from an average of $5.34 per GJ in the first quarter to an average of $3.47 per GJ in the second quarter, reflecting the continued weakness in demand.

(1)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
(2)
The terms “funds flow”, “funds flow per unit-basic”, “netback” and “net debt” are non-GAAP measures. Please refer to the “Calculation of Funds Flow” and “Non-GAAP Measures Advisory” sections below. Funds flow for the second quarter of 2009 includes $75 million of gains realized from foreign exchange contracts including monetizing the remainder of the 2009 contracts entered to hedge oil prices.

(3)	Consists of $64 million long-term debt reduction and an increase of non-cash operating and investing working capital of $165 million and $120 million, respectively, per the Consolidated Statement of Cash Flows.

2009 SECOND QUARTER RELEASE 1

Financing

•	During the second quarter of 2009, Penn West continued to strengthen its debt portfolio and risk management program.
•
In May 2009, Penn West closed the private placement of senior unsecured notes (the “2009 Notes”) with an aggregate principal amount of approximately $238 million. The 2009 Notes have terms of five years to 10 years and bear an average fixed interest rate of approximately 8.9 percent. The proceeds of the issue were used to reduce bank debt.

•
During the second quarter of 2009, Penn West entered into additional crude oil collars on 15,000 barrels per day of crude oil for 2010 at prices between US$63.33 per barrel and US$78.09 per barrel. Additional crude oil hedges for 2010 increase the certainty of future funds flow during this time of commodity price volatility.

•
In June 2009, Penn West monetized its 2009 foreign exchange contracts related to oil collars for the second half of 2009 for proceeds of $57 million. These proceeds were used to repay a portion of Penn West’s syndicated bank facility.

Distributions

•
Penn West’s Board of Directors resolved to maintain the Trust’s distribution level at $0.15 per unit, per month, for the period August 2009 through November 2009, subject to maintenance of current forecasts of commodity prices, production levels and planned capital expenditures.

Reece Acquisition

•
On April 30, 2009, Penn West closed of the acquisition of Reece Energy Exploration Corp. (“Reece”). The total acquisition cost was approximately $101 million including approximately $42 million of Reece’s debt and working capital. We have reduced our planned 2009 development spending by the amount of debt assumed. The acquisition added approximately 1,900 barrels of oil equivalent per day to our production base and 64,000 acres of undeveloped land, the majority of which is located in our Dodsland oil resource play.

Regulatory

•
In June 2009, the Government of Alberta extended two components of the Energy Incentive Program which became effective on April 1, 2009. The drilling royalty credit which provides a $200 per metre of drilling depth credit on all conventional oil and natural gas wells drilled and the new well incentive program which offers a maximum five percent royalty rate on all new wells that begin producing conventional oil or natural gas after the effective date have been extended by an additional year and will now expire on March 31, 2011.

•
In August 2009, subsequent to the end of the second quarter, the Government of British Columbia announced a stimulus program (the “Program”) for oil and gas drilling activity in the province. The Program includes a one year, two percent royalty rate on wells drilled in the province beginning in September 2009 and ending in June 2010, an increase of approximately 15 percent to existing royalty deductions for natural gas deep drilling and drilling credits on horizontal wells drilled at depths between 1,900 and 2,300 metres.

2009 SECOND QUARTER RELEASE 2

HIGHLIGHTS
	Three months ended June 30			Six months ended June 30
	2009	2008	% change	2009	2008	% change
Financial (millions, except per unit amounts)
Gross revenues (1)	$791	$1,312	(40)	$1,572	$2,448	(36)
Funds flow	430	753	(43)	778	1,385	(44)
Basic per unit	1.05	2.00	(48)	1.91	3.77	(49)
Diluted per unit	1.05	1.98	(47)	1.91	3.74	(49)
Net loss	(41)	(323)	(87)	(139)	(245)	(43)
Basic per unit	(0.10)	(0.86)	(88)	(0.34)	(0.67)	(49)
Diluted per unit	(0.10)	(0.86)	(88)	(0.34)	(0.67)	(49)
Capital expenditures, net (2)	136	247	(45)	177	525	(66)
Long-term debt at period-end	3,778	3,683	3	3,778	3,683	3
Convertible debentures	281	334	(16)	281	334	(16)
Distributions paid (3)	$219	$383	(43)	$533	$720	(26)
Payout ratio (4)	51%	51%	-	69%	52%	17
Operations
Daily production
Light oil and NGL (bbls/d)	77,614	81,957	(5)	78,460	81,818	(4)
Heavy oil (bbls/d)	26,456	27,460	(4)	26,392	27,399	(4)
Natural gas (mmcf/d)	459	487	(6)	453	493	(8)
Total production (boe/d)	180,601	190,515	(5)	180,350	191,403	(6)
Average sales price
Light oil and NGL (per bbl)	$58.11	$111.88	(48)	$51.27	$100.34	(49)
Heavy oil (per bbl)	56.71	93.12	(39)	46.89	79.91	(41)
Natural gas (per mcf)	3.68	10.20	(64)	4.50	9.08	(50)
Netback per boe
Sales price	$42.62	$87.60	(51)	$40.48	$77.71	(48)
Risk management gain (loss)	5.46	(12.01)	100	7.53	(7.69)	100
Net sales price	48.08	75.59	(36)	48.01	70.02	(31)
Royalties	(7.14)	(15.35)	(54)	(6.97)	(13.79)	(50)
Operating expenses	(14.79)	(11.91)	24	(14.86)	(11.77)	26
Transportation	(0.51)	(0.49)	4	(0.52)	(0.49)	6
Netback	$25.64	$47.84	(46)	$25.66	$43.97	(42)

(1)   Gross revenues include realized gains and losses on commodity contracts.
(2)   Excludes business combinations and includes net proceeds on property acquisitions/ dispositions.
(3)   Includes distributions paid prior to those reinvested in trust units under the distribution reinvestment plan.
(4)   Payout ratio is calculated as distributions paid divided by funds flow.

2009 SECOND QUARTER RELEASE 3

DRILLING PROGRAM
	Three months ended June 30				Six months ended June 30
	2009		2008		2009		2008
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Oil	14	8	26	10	36	22	104	56
Natural gas	4	3	24	10	21	8	105	52
Dry	-	-	2	2	1	1	6	6
	18	11	52	22	58	31	215	114
Stratigraphic and service	1	1	3	1	3	2	26	24
Total	19	12	55	23	61	33	241	138
Success rate (1)		100%		91%		97%		95%

 (1)    Success rate is calculated excluding stratigraphic and service wells.

In response to issues in financial markets and the decline in commodity prices, Penn West reduced its  2009 development programs in the first six months compared to 2008 and successfully focused its efforts on less capital intensive production restoration and optimization activities to maintain its production.

UNDEVELOPED LANDS
	As at June 30
	2009	2008	% change
Gross acres (000s)	3,385	4,466	(24)
Net acres (000s)	2,670	3,612	(26)
Average working interest	79%	81%	(2)

CORE AREA ACTIVITY
Core Area	Net wells drilled for the six month period ended June 30, 2009	Undeveloped land as at June 30, 2009 (thousands of net acres)
Central	7	407
Eastern	5	255
Northern	1	746
North West Alberta	2	491
Southern	18	771
	33	2,670

TRUST UNIT DATA
	Three months ended June 30			Six months ended June 30
(millions of units)	2009	2008	% change	2009	2008	% change
Weighted average
Basic and Diluted	411.0	376.2	9	406.5	367.9	11
Outstanding as at June 30				416.4	377.6	10

In February 2009, Penn West issued approximately 17.7 million trust units on a bought deal basis with a syndicate of underwriters. On April 30, 2009, Penn West issued an additional 4.7 million trust units on the closing of the Reece acquisition.

2009 SECOND QUARTER RELEASE 4

Charting our Performance

Letter to our Unitholders

We are pleased to report that Penn West delivered results in excess of our guidance again during the second quarter of 2009. After completing a substantial organizational restructuring in late 2008, our operating and development teams are gaining momentum. Average daily production for the second quarter of 2009 was 180,601 boe per day, which exceeded our guidance of 177,000 boe per day net of acquisitions and dispositions. We are on target to achieve full-year 2009 production guidance of 175,000 – 180,000 boe per day.

Funds flow for the quarter was $430 million or $1.05 per unit, up from $348 million or $0.87 per unit in the first quarter of this year but down from the same period last year. Although natural gas prices remained weak in the second quarter of 2009, oil prices strengthened with WTI averaging US$59.62 per barrel compared to an average WTI price of US$43.21 per barrel in the first quarter of 2009.

During the second quarter of 2009 we achieved an average netback of $25.64 per boe, which included a realized hedging gain of $5.46 per boe. Currently, approximately 31 percent of 2009 crude oil production is hedged with collars having floors averaging US$80.00 per barrel. Approximately 22 percent of 2009 natural gas production is hedged with collars having floors averaging $6.50 per GJ. Penn West has also hedged a portion of oil and natural gas for 2010. Approximately 32 percent of 2010 crude oil production is hedged with collars having floors averaging US$57.63 per barrel and approximately 11 percent of 2010 natural gas production is hedged with collars having floors averaging $6.50 per GJ. Penn West has also extended the term of some of our natural gas contracts into 2010. Penn West continues to use a prudent risk management program to mitigate the impact of volatile commodity pricing on both our capital program and our monthly distribution.

Based on capital expenditures in the first half of the year and average daily production to-date it is clear that our efforts to achieve improved returns on capital deployed are succeeding. Capital expenditures were $140 million in the second quarter of 2009, bringing the first half of 2009 capital expenditures total to $321 million. This was in-line with our first half guidance of $250 million to $325 million in capital expenditures.

2009 SECOND QUARTER RELEASE 5

In the first six months of 2009, Penn West has reduced net debt, including working capital, by approximately $350 million. Debt diversification also remains a priority for Penn West. Penn West completed the placement of approximately $238 million of senior unsecured notes in the second quarter of 2009, bringing our total long-term private debt to $1.5 billion with average terms of 5 – 13 years and an average interest rate of approximately 6.6 percent.

Penn West currently has an excellent portfolio of properties that can be explored and developed to grow the company organically when complimented by strategic acquisitions and selective divestitures. Through prudent allocation of capital to our extensive land base of approximately seven million net acres, we have the opportunity to economically increase our drilling inventory over the coming months. As we move towards transition from a trust to an exploration and production company we will ramp up activity on our properties. We recognize that a robust economic climate and good commodity pricing are also two important catalysts for growth. Our current trust structure allows us to make a measured transition to a conventional E&P model. We believe that Penn West’s assets will be able to sustain an economic level of reinvestment over a long period of time. We believe that this focus, along with our ongoing debt repayment agenda, will increasingly add economic value to the company and thus enable us to deliver a superior rate of return to our unitholders.

On behalf of the Board of Directors,

William E. Andrew Chief Executive Officer	Murray R. Nunns President and Chief Operating Officer

Calgary, Alberta
August 11, 2009

2009 SECOND QUARTER RELEASE 6

Outlook

This outlook section is included to provide unitholders with information as to our expectations as at August 11, 2009 for production and net capital expenditures for 2009 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".

Our forecast 2009 development capital expenditures remain at the lower end of our $600 million to $825 million range. The reduction of our planned capital program in 2009 compared to 2008 reflects year over year commodity price erosion. In the second half of 2009, we currently anticipate spending between $250 million and $300 million based on current expectations for commodity price levels and industry costs. The remaining 2009 capital program will continue to be focused on low cost production recovery and additions through production optimization and the advancement of certain of our resource plays and enhanced oil recovery projects. Based on this level of capital expenditures, we forecast 2009 average production to be in the range of approximately 175,000 to 180,000 boe per day. We continue to monitor the improvement in crude oil pricing and our capital efficiencies. Continued improvement in both of these areas could result in management seeking Board approval to target capital expenditures at a higher level in our guidance range.

Our prior forecast, released on May 6, 2009 with our 2009 first quarter results and filed on SEDAR at www.sedar.com, was based on 2009 capital expenditures (excluding corporate acquisitions) between $600 million and $825 million with the expectation that spending will be near to the lower end of the range and average production of approximately 180,000 boe per day, prior to the effect of property dispositions, for the first half of 2009. Penn West exceeded its first half 2009 production guidance primarily due to drilling success at our resource oil plays and strong production optimization performance.

Non-GAAP Measures Advisory

The above information includes non-GAAP measures not defined under generally accepted accounting principles (“GAAP”), including funds flow, funds flow per unit-basic, netback, payout ratio and net debt. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and asset retirement expenditures. Funds flow is used to assess our ability to fund distributions and planned capital programs. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions. Operating margin is calculated as revenue less royalties, operating costs and transportation. Payout ratio is distributions paid divided by funds flow and we use it to assess the adequacy of funds flow to fund capital programs. Net debt is the total of long-term debt and working capital (excluding risk management and future income taxes) and is used to assess the appropriateness of our distribution level and capital program.

Calculation of Funds Flow

	Three months ended June 30		Six months ended June 30
(millions, except per unit amounts)	2009	2008	2009	2008
Cash flow from operating activities	$295	$671	$577	$1,038
Increase in non-cash working capital	114	59	165	310
Asset retirement expenditures	21	23	36	37
Funds flow	$430	$753	$778	$1,385

Basic per unit	$1.05	$2.00	$1.91	$3.77
Diluted per unit	$1.05	$1.98	$1.91	$3.74

Funds flow for the second quarter of 2009 includes realized gains of $75 million (2008 - $nil) on foreign exchange forward contracts of which $57 million was realized from monetizing our 2009 foreign exchange contracts related to oil collars for the second half of 2009.

2009 SECOND QUARTER RELEASE 7

Oil and Gas Information Advisory

Barrels of oil equivalent (boe) are based on six mcf of natural gas equalling one barrel of oil (6:1). This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applied at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: future distribution levels; our belief that we will meet our production guidance for fiscal 2009; the ability of our risk management program to mitigate the impact of commodity price volatility on our capital program and distributions; our ability to improve our returns on the capital we deploy; our ability to grow organically through the exploration and development of our properties; our ability to economically increase our drilling inventory through the prudent allocation of capital in the coming months; our intention to ramp up activity on our properties; our intention to make a measured transition from a trust model to a conventional exploration and production model; the ability of our assets to sustain an economic level of reinvestment over a long period of time; the ability of our business strategy to add economic value to Penn West and the resulting impact on the rate of return received by our unitholders; and, the disclosure contained under the headings "Letter to our Unitholders" and "Outlook", which sets forth management's expectations as to our capital expenditures for 2009 as a whole and during the last half of 2009 and the intended focus of capital expenditures during the last half of 2009, and our forecast average production for 2009.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates and interest rates; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to maintain existing production levels and add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings "Distributions" and "Outlook".

2009 SECOND QUARTER RELEASE 8

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the completed acquisitions discussed herein; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the completed acquisitions discussed herein; changes in tax laws that affect us and our security holders; changes in the Alberta royalty framework; uncertainty of obtaining required approvals for acquisitions and mergers; and the other factors described in Penn West's public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

2009 SECOND QUARTER RELEASE 9

Penn West Energy Trust
Consolidated Balance Sheets

(CAD millions, unaudited)	June 30, 2009	December 31, 2008

Assets
Current
Accounts receivable	$430	$386
Risk management	76	448
Other	111	106
	617	940
Property, plant and equipment	11,977	12,452
Goodwill	2,020	2,020
	13,997	14,472
	$14,614	$15,412

Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities	$405	$630
Distributions payable	63	132
Convertible debentures	8	7
Future income taxes	23	132
	499	901
Long-term debt	3,778	3,854
Convertible debentures	273	289
Risk management	19	6
Asset retirement obligations	598	614
Future income taxes	1,252	1,368
	6,419	7,032
Unitholders’ equity
Unitholders’ capital	8,371	7,976
Contributed surplus	98	75
Retained earnings (deficit)	(274)	329
	8,195	8,380
	$14,614	$15,412

2009 SECOND QUARTER RELEASE 10

Penn West Energy Trust
Consolidated Statements of Operations and Retained Earnings (Deficit)
	Three months ended June 30		Six months ended June 30
(CAD millions, except per unit amounts, unaudited)	2009	2008	2009	2008

Revenues
Oil and natural gas	$701	$1,520	$1,326	$2,716
Royalties	(117)	(267)	(227)	(481)
	584	1,253	1,099	2,235

Risk management gain (loss)
Realized	90	(208)	246	(268)
Unrealized	(308)	(837)	(389)	(1,030)
	366	208	956	937

Expenses
Operating	246	210	491	415
Transportation	8	9	17	17
General and administrative	41	36	82	71
Financing	37	48	77	100
Depletion, depreciation and accretion	400	394	785	790
Unrealized risk management gain	(45)	-	(4)	(7)
Unrealized foreign exchange (gain) loss	(86)	10	(43)	27
Gain on currency contracts	(75)	-	(75)	-
	526	707	1,330	1,413
Loss before taxes	(160)	(499)	(374)	(476)

Taxes
Future income tax recovery	(119)	(176)	(235)	(231)

Net and comprehensive loss	$(41)	$(323)	$(139)	$(245)

Retained earnings (deficit), beginning of period	$(45)	$354	$329	$658
Distributions declared	(188)	(384)	(464)	(766)
Deficit, end of period	$(274)	$(353)	$(274)	$(353)

Net loss per unit
Basic	$(0.10)	$(0.86)	$(0.34)	$(0.67)
Diluted	$(0.10)	$(0.86)	$(0.34)	$(0.67)
Weighted average units outstanding (millions)
Basic	411.0	376.2	406.5	367.9
Diluted	411.0	376.2	406.5	367.9

2009 SECOND QUARTER RELEASE 11

Penn West Energy Trust
Consolidated Statements of Cash Flows

	Three months ended June 30		Six months ended June 30
(CAD millions, unaudited)	2009	2008	2009	2008

Operating activities
Net loss	$(41)	$(323)	$(139)	$(245)
Depletion, depreciation and accretion	400	394	785	790
Future income tax recovery	(119)	(176)	(235)	(231)
Unit-based compensation	13	11	25	21
Unrealized risk management loss	263	837	385	1,023
Unrealized foreign exchange (gain) loss	(86)	10	(43)	27
Asset retirement expenditures	(21)	(23)	(36)	(37)
Change in non-cash working capital	(114)	(59)	(165)	(310)
	295	671	577	1,038

Investing activities
Acquisition of property, plant and equipment	(1)	(16)	(7)	(17)
Disposition of property, plant and equipment	5	-	151	5
Additions to property, plant and equipment	(140)	(231)	(321)	(513)
Acquisition costs	-	-	-	(28)
Change in non-cash working capital	(12)	(147)	(120)	(27)
	(148)	(394)	(297)	(580)

Financing activities
Proceeds from issuance of notes	238	505	238	505
Redemption / maturity of convertible debentures	-	-	(4)	(24)
Repayment of acquired credit facilities	(31)	-	(31)	(1,557)
Increase (decrease) in bank loan	(171)	(471)	(271)	1,208
Issue of equity	10	24	258	37
Distributions paid	(193)	(335)	(470)	(627)
	(147)	(277)	(280)	(458)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$-	$-	$-	$-

Interest paid	$46	$66	$70	$92
Income taxes paid (received)	$(3)	$5	$(3)	$6

2009 SECOND QUARTER RELEASE 12

Investor Information

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

A conference call will be held to discuss Penn West’s results at 10 a.m. Mountain Daylight Time (12 p.m. Eastern Daylight Time) on August 12, 2009.

To listen to the conference call, please call one of the following:

416-340-8018 (Toronto)
866-223-7781 (North American toll-free)

This call will be broadcast live on the Internet and may be accessed directly on the Penn West website at www.pennwest.com or at the following URL: http://events.onlinebroadcasting.com/pennwest/081209/index.php

A taped recording will be available until August 19, 2009 by dialing 416-695-5800 (Toronto) or 800-408-3053 (North American toll-free) and entering pass code 2024822.

Penn West expects to file its Management’s Discussion and Analysis and unaudited interim consolidated financial statements on SEDAR and EDGAR shortly.

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 - Ninth Avenue S.W. Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com

2009 SECOND QUARTER RELEASE 13